UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-14946

Cemex, S.A.B. de C.V.

(Translation of Registrant’s name into English)

Avenida Ricardo Margáin Zozaya #325, Colonia Valle del Campestre,

San Pedro Garza García, Nuevo León 66265, México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Contents

On March 26, 2026, Cemex, S.A.B. de C.V. (NYSE: CX) (“Cemex” or the “Company”) informed the Mexican Stock Exchange (Bolsa Mexicana de Valores) and the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores) that, at Cemex’s Ordinary General Shareholders’ Meeting held on March 26, 2026 (the “Shareholders’ Meeting”), among other matters, the following was resolved by majority:

I.

The members of Cemex’s Board of Directors, as well as the members of Cemex’s Board of Directors’ Audit, Corporate Practices and Finance, and Sustainability, Climate Action, Social Impact, and Diversity Committees, were elected as follows:

BOARD OF DIRECTORS

ROGELIO ZAMBRANO LOZANO	Non-Independent Director (Criteria: Relevant Executive of the Company)

ARMANDO J. GARCÍA SEGOVIA	Independent Director

FRANCISCO JAVIER FERNÁNDEZ CARBAJAL	Independent Director

DAVID MANUEL MARTÍNEZ GUZMÁN	Independent Director

EVERARDO ELIZONDO ALMAGUER	Independent Director

MARCELO ZAMBRANO LOZANO	Non-Independent Director (Criteria: First degree blood relative of the Executive Chairman of the Board of Directors)

RAMIRO GERARDO VILLARREAL MORALES	Independent Director

GABRIEL JARAMILLO SANINT	Independent Director

ISABEL MARÍA AGUILERA NAVARRO	Independent Director

MARÍA DE LOURDES MELGAR PALACIOS	Independent Director

ISAURO ALFARO ALVAREZ	Independent Director

JULISSA REYNOSO PANTALEÓN	Independent Director

Rogelio Zambrano Lozano, Roger Saldaña Madero, and Guillermo Francisco Hernández Morales were elected, respectively, as Executive Chairman, Secretary, and Alternate Secretary of Cemex’s Board of Directors, the latter two not being members of Cemex’s Board of Directors.

AUDIT COMITTEE

RAMIRO GERARDO VILLARREAL MORALES

GABRIEL JARAMILLO SANINT

MARÍA DE LOURDES MELGAR PALACIOS

CORPORATE PRACTICES AND FINANCE COMMITTEE

ISAURO ALFARO ALVAREZ

FRANCISCO JAVIER FERNÁNDEZ CARBAJAL

EVERARDO ELIZONDO ALMAGUER

SUSTAINABILITY, CLIMATE ACTION, SOCIAL IMPACT, AND DIVERSITY COMMITTEE

ISABEL MARÍA AGUILERA NAVARRO

ARMANDO J. GARCÍA SEGOVIA

MARCELO ZAMBRANO LOZANO

JULISSA REYNOSO PANTALEÓN

Ramiro Gerardo Villareal Morales, Isauro Alfaro Alvarez and Isabel María Aguilera Navarro, were appointed as Chairs of the Audit Committee, Corporate Practices and Finance Committee, and Sustainability, Climate Action, Social Impact, and Diversity Committee of Cemex’s Board of Directors, respectively. The Secretary and Alternate Secretary of Cemex’s Board of Directors will act as Secretary and Alternate Secretary of the Audit Committee, Corporate Practices and Finance Committee, and Sustainability, Climate Action, Social Impact, and Diversity Committee of Cemex’s Board of Directors, without forming part of the aforementioned Committees.

II.	The allocation of profits for the year ended December 31, 2025, which includes the declaration of a cash dividend, will be as follows:

(amounts in constant millions of Mexican pesos as of December 31, 2025)

Initial retained earnings:	$84,603
Dividends declared in 2025	$(2,666)
Fiscal year 2025 earnings:	$19,834

Earnings subject to distribution:	$101,771
Proposed dividend:	$(3,240	)*

Remaining retained earnings:	$98,531

*

Considering USD $180 million at an exchange rate of MXN $18.0012 per USD $1.00 as of December 31, 2025, according to the report from Mexico’s central bank (Banco de México). This amount will be adjusted to the exchange rate available two business days prior to the payment dates.

The allocation of profits includes the declaration of a cash dividend of USD $180,000,000.00 (one hundred eighty million dollars 00/100), payable in USD to the holders of American Depositary Shares (“ADS”) and in Mexican pesos at the exchange rate determined by Mexico’s central bank (Banco de México) two business days prior to each payment date to holders of Series A and Series B shares and Ordinary Participation Certificates (“CPO”) of Cemex. The dividend will be paid in four equal installments in USD for all outstanding shares on each payment date. The first installment should be paid starting on June 18, 2026 for coupon 159; the second installment should be paid starting on September 17, 2026 for coupon 160; the third installment should be paid starting on December 16, 2026 for coupon 161; and the fourth and last installment should be paid starting on March 3, 2027 for coupon 162.

III.

The maximum amount of resources that Cemex may use to purchase its own shares or other securities that represent such shares from the date of the Shareholders’ Meeting and until the date on which the annual ordinary shareholders’ meeting is held in 2027 shall be USD $500,000,000.00 (five hundred million U.S. dollars 00/100) or its equivalent in Mexican pesos.

Cemex’s Board of Directors is authorized to (i) set the basis on which the purchase and, where appropriate, the sale of said shares or securities representing them would be instructed; (ii) designate the persons authorized to make the decision to acquire or sell them; and (iii) designate those responsible for carrying out the transactions and giving the corresponding notices to the authorities. Cemex’s Board of Directors and/or the representatives or delegates designated from time to time, or the persons responsible for said transactions, will determine in each case whether the purchase is made using stockholders’ equity as long as the shares or securities representing them are owned by Cemex, or, using the share capital, in case it is decided to convert them into unsubscribed shares to be kept in treasury.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Cemex, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cemex, S.A.B. de C.V.
(Registrant)

Date: March 26, 2026	By:	/s/ Jaime Martínez Merla
Name: Jaime Martínez Merla
Title: Chief Comptroller